[Dechert Letterhead]

May 13, 2011

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust
File Nos. 333-160877, 811-22320

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Exchange Traded Funds Trust (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 8 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains two prospectuses and one statement of additional information for eighteen of the series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on May 17, 2011. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7133 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ Jessica Howell
Jessica Howell

cc:	John V. O’Hanlon
Mary Beth Rhoden

Russell Exchange Traded Funds Trust

1301 2nd Avenue, 18th Floor

Seattle, Washington 98101

May 13, 2011

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust
Securities Act File No. 333-160877
Investment Company Act File No. 811-22320

Dear Ms. Browning:

In connection with your recent review of Post-Effective Amendment No. 2 (“PEA 2”) filed by Russell Exchange Traded Funds Trust (“Trust”) on February 25, 2011, the undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 2 and Post-Effective Amendment No. 8 filed by the Trust on May 13, 2011;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary and Associate General Counsel
Russell Exchange Traded Funds Trust

200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

STEPHEN FERRARA stephen.ferrara@dechert.com +1 617 728 7134 Direct +1 617 275 8418 Fax

May 13, 2011

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust (SEC File Nos. 333-160877 and 811-22320) Post Effective Amendment No. 2 to Registration Statement Filed February 25, 2011

Dear Ms. Browning:

Pursuant to your request, this letter responds to comments you provided to me and Michelle Peters in a telephonic discussion on Thursday, April 14, 2011 and to me in a subsequent telephone conversation on Friday, April 29, 2011 regarding the prospectuses and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 2 to the Registration Statement for Russell Exchange Traded Funds Trust (the “Trust” or the “Registrant”) under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) as of February 25, 2011. Summaries of the comments, and our responses thereto, are provided below.

Response to Comments

Capitalized terms have the same meaning as defined in the prospectus and SAI unless otherwise indicated. All comments are applicable to each Fund unless otherwise indicated.

GENERAL COMMENTS

1.	Comment:	Please file the Tandy representations via EDGAR Correspondence in regard to this post effective amendment.

	Response:	The requested actions will be taken.

2.	Comment:	Please confirm, supplementally, that the Trust and the Funds will be in compliance with the terms and conditions of the order allowing operation of the

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco

Silicon Valley   Washington DC   EUROPE   Brussels   Dublin   London   Luxembourg   Moscow   Munich   Paris     ASIA   Beijing   Hong Kong

Funds as exchange-traded funds.

	Response:	Registrant confirms that the Trust, as well as each of the Funds, will operate in compliance with the terms and conditions of the order allowing the Funds to operate as exchange-traded funds.

PROSPECTUS

3.	Comment:	In the Investment Objective portion of the Risk/Return Summary section of the Prospectus, please move or delete the second sentence of the Investment Objective as it is not required by Form N-1A.

	Response:	In response to this comment, Registrant has relocated the second sentence of the Investment Objective to the “Principal Investment Strategies of the Fund” portion of the Risk/Return Summary.

4.	Comment:	With respect to modifications or changes to the Fund’s investment objective or Index, if Registrant provides notification to shareholders of such actions, please disclose such information in the Risk/Return Summary section of the Prospectus.

	Response:	Whether Registrant would provide advance notification to shareholders of changes to the Fund’s investment objective or its Index would depend on the nature of the change. Accordingly, no changes have been made in response to this comment.

5.	Comment:	As a general matter, the Staff objects to filing a prospectus under 485(a) with certain incomplete information. A 485(a) filing should be complete on its face. Please note for future filings with incomplete information, the Staff may not be able to grant acceleration, if requested. Additionally, the Branch Chief or Assistant Director could require Registrant to file another 485(a) filing. Please acknowledge that Registrant is aware of the obligation to file a complete prospectus under 485(a) and that it will attempt to satisfy this obligation for future filings to the best of its ability.

	Response:	Registrant acknowledges that it is aware of its obligation to file a prospectus under 485(a) with complete information and will attempt to satisfy this obligation for future filings to the best of its ability.

Registrant notes, however, that certain information was not provided in the 485(a) filing (such as annual fund operating expenses and data relating to Creation Units) because it was not available at the time of filing. Registrant will only issue the Funds to certain large institutional investors known as “Authorized Participants” in large blocks of shares (i.e., Creation Units). The process to make a newly effective Fund available through such process can take several months, due to operational considerations. Russell’s process for launching new Funds takes this timeframe into account, which may result in the filing of 485(a) amendments prior to final determinations on certain aspects of the Funds, such as Creation Unit data. With respect to any new Fund, however, Registrant will endeavor to include such information in the 485(a) filing, to the extent available.

6.	Comment:	In the Shareholder Fees table of the Risk/Return Summary section of the Prospectus, please either revise the table to include a separate line item for “Acquired Fund Fees and Expenses” or, in the alternative, please confirm supplementally that such a line item is not warranted as acquired fund fees and expenses do not exceed 0.01% of the average net assets of the Fund, per Instruction 3(f)(i) to Item 3 of Form N-1A.

	Response:	Registrant confirms that acquired fund fees and expenses will not exceed 0.01% of the Fund’s average net assets and as such, a separate line item for these expenses will not be included per Instruction 3(f)(i) to Item 3 of Form N-1A.

7.	Comment:	In the Shareholder Fees table of the Risk/Return Summary section of the Prospectus, please clarify supplementally what expenses are represented by the “Other Expenses [Supervision and Operational Fee]” line item.

	Response:	The line item in question has been revised to remove the reference to “Supervision and Operational Fee” and now reads as “Other Expenses.”

8.	Comment:	In the Shareholder Fees table of the Risk/Return Summary section of the Prospectus, as the Fund has adopted a Distribution Plan in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended, please use the number “0.00” and not “None” in the fee table to represent that the Fund has a 12b-1 plan in place but is not currently assessed a 12b-1 fee.

	Response:	The requested change has been made.

9.	Comment:	Under the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for the Russell U.S. Large Cap Aggressive Growth ETF, please revise the disclosure to include additional information regarding “Aggressive Growth” as a strategy utilized by the Fund.

	Response:	Registrant notes that the Fund’s name is derived from the index that the Fund tracks. Registrant also notes that the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for the Fund currently provides additional information regarding the term “Aggressive Growth” as provided by the Index Provider in its description of the Russell Aggressive Growth Index. Registrant believes that this disclosure provides investors with sufficient and accurate information regarding the characteristics of the security types that comprise the Index, and in turn, also provides sufficient and accurate information regarding the characteristics of the security types typically held by the Fund. Accordingly, Registrant has not made any changes in response to this comment.

10.	Comment:	Please clarify supplementally how the Fund is considered a “passive” fund, as the Fund, as described in the Principal Investment Strategies of the Fund portion of the Risk/Return Summary section of the Prospectus, appears to engage in active trading. If the Fund is an “actively managed” fund, please revise the disclosure in the Principal Investment Strategies of the Fund section accordingly.

Response:

The investment objective of each Fund is to seek returns that closely correspond to the total return of its Index. As RIMCo manages each Fund consistent with its investment objective, any discretion exercised by RIMCo is designed to produce returns that correspond to the Fund’s Index. Accordingly, Registrant believes that each Fund is an index fund.

Registrant further notes that this discretion is typical among index-based exchange-traded funds (see, e.g., iShares MSCI ACWI Index Fund and SPDR DJ Global Titans ETF).

11.	Comment:	In the Principal Investment Strategies of the Fund portion of the Risk/Return Summary of the Prospectus, as the Fund may invest up to 20% of its assets in securities that do not comprise the Index, please include disclosure regarding the types of such securities in which the Fund may invest. Specifically, please also include disclosure concerning derivatives, if applicable.

	Response:	As Registrant believes that the Fund’s investment in securities that do not comprise the Index is not a principal investment strategy of the Fund, Registrant respectfully declines to add the suggested disclosure to the Principal Investment Strategies of the Fund portion of the Risk/Return Summary section of the Prospectus and believes its current disclosure is sufficient for investors. Registrant also notes that it is not currently intended for the Fund to invest in derivatives.

12.	Comment:	Please confirm that all principal risks listed in the Principal Risks of Investing in the Fund portion of the Risk/Return Summary of the Prospectus have a corresponding investment strategy within the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for the Fund.

	Response:	Registrant confirms that all principal risks listed in the Principal Risks of Investing in the Fund portion of the Risk/Return Summary have a corresponding investment strategy within the Principal Investment Strategies of the Fund section for the Fund in the Risk/Return Summary.

13.	Comment:	In the Principal Investment Strategies of the Fund portion of the Risk/Return Summary of the Prospectus, please include disclosure that clarifies whether the Index will be comprised of both U.S. and/or foreign securities. Additionally, to the extent not already disclosed, please also disclose the attendant risks, as applicable, in the Principal Risks of Investing in the Fund portion of the Risk/Return Summary.

	Response:	Registrant has revised the disclosure in response to this comment to indicate that the Index will be comprised of only U.S. securities. Registrant has reviewed the Principal Risks of Investing in the Fund portion of the Risk/Return Summary to ensure that all attendant risks of the Fund are adequately disclosed.

14.	Comment:	In the Principal Investment Strategies of the Fund section of the Risk/Return Summary of the Prospectus, please avoid the use of equivocal terms (e.g., various circumstances).

	Response:	Registrant has reviewed the documents for use of equivocal terms. After reviewing, Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to investors. Accordingly, no changes have been made in response to this comment.

15.	Comment:	In the Principal Risks of Investing in the Fund portion of the Risk/Return Summary of the Prospectus, please provide a risk for the Fund’s use of an affiliated Index Provider as Registrant has included a discussion regarding the potential conflicts of interest related to such in post-Item 8 disclosure.

	Response:	Registrant believes that, as a result of certain policies and procedures implemented in accordance with its exemptive relief that establish a firewall between the Index Provider and RIMCo, no material or principal risk results from the Fund’s use of an affiliated Index Provider. Registrant therefore believes that including such a risk in the Risk/Return Summary is not required by Form N-1A and may cause investor confusion and/or mislead investors as to the risks of investing in the Fund. Additionally, Registrant also believes that a discussion of these policies and procedures is not required by Form N-1A and is of a level of detail that is not appropriate for the Risk/Return Summary and as such, has included a discussion regarding the use of an affiliated Index Provider in the post-Item 8 disclosure. Accordingly, no changes have been made in response to this comment.

16.	Comment:	Please delete any cross-references that appear pre-Item 8 unless required by Form N-1A.

	Response:	Registrant respectfully declines to delete cross references to the more fulsome disclosure in the statutory prospectus. While Registrant recognizes that the Instructions to Form N-1A do not require such references, it believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Fund and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

17.	Comment:	Please confirm that it is appropriate to include “Tracking Error” disclosure in both the Principal Investment Strategies of the Fund and the Principal Risks of Investing in the Fund portions of the Risk/Return Summary of the Prospectus as it appears that the disclosure is more accurately categorized as only a risk of the Fund.

	Response:	Registrant confirms that it is appropriate to include “Tracking Error” in both portions of the Risk/Return Summary of the Prospectus. Registrant notes that “Tracking Error” within the Principal Investment Strategies of the Fund portion provides investors with useful information as to what “Tracking Error” represents and why the performance of the Fund may vary relative to that of its index. Further, Registrant also notes that the “Tracking Error” disclosure within the Principal Risks of Investing in the Fund portion provides investors with useful information regarding the consequences of Tracking Error on the Fund’s performance and how long it may take a Fund’s portfolio to reflect modifications to the holdings of its Index. Accordingly, no changes have been made in response to this comment.

18.	Comment:	In the Principal Risks of Investing in the Fund portion of the Risk/Return Summary of the Prospectus, please avoid the use of equivocal terms in the “Market Trading Risks” disclosure (e.g., numerous).

	Response:	Registrant notes that the discussion contained in the Principal Risks of Investing in the Fund portion of Risk/Return Summary is a summary of its Item 9(c) disclosure. Given that the statutory Prospectus contains more fulsome disclosure with respect to the principal risks of the Fund, Registrant believes that its Item 4(a) disclosure is clear and provides sufficient information investors. Accordingly, no changes have been made in response to this comment.

19.	Comment:	In the Principal Risks of Investing in the Fund portion of the Risk/Return Summary of the Prospectus, please review the “Equity Securities Risk” to ensure that it accurately captures the types of equity securities in which the Fund will invest. For example, if the Fund only invests in common stocks, the risk should be renamed “Common Stock Risk” and only describe those risks applicable to common stocks, and not equity securities in general (e.g., subordinate to preferred and debt holders in case of insolvency). However, if the Fund intends to use the 20% basket to invest in other types of equity securities, please revise the “Principal Investment Strategies of the Fund” accordingly.

	Response:	Registrant notes that although the Index will only hold common stocks, the Fund may, as a result of a corporate action, hold equity securities that are not common stocks. Accordingly, Registrant believes that “Equity Securities Risk” accurately captures the types of equity securities the Fund may hold. Additionally, Registrant notes that participating in such corporate actions, and holding securities outside the Index as a result, is not a principal investment strategy of the Fund and therefore, including a discussion of such in the “Principal Investment Strategies of the Fund” may cause investor confusion and/or mislead investors as to the principal investment strategies of investing in the Fund.

20.	Comment:	In the Principal Risks of Investing in the Fund portion of the Risk/Return Summary of the Prospectus, “Derivatives” is listed as a principal risk. Please explain whether the Fund can invest in derivatives and, in plain English, describe what type of derivatives will be used and for what purpose they will be used (i.e., hedging or speculation). See Barry Miller Letter to the ICI dated July 30, 2010.

	Response:	Although the Fund has the ability to invest in derivatives, Registrant notes that it is not currently intended for the Fund to invest in such instruments. However, Registrant also notes that in the future, it is possible that certain derivative instruments may be used to implement a portion of the Fund’s portfolio. Accordingly, Registrant has relocated “Derivatives” to the General Investment Strategies and Portfolio Instruments section of the SAI.

21.	Comment:	Under the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for the Russell U.S. Large Cap Growth at a Reasonable Price ETF, please revise the disclosure to include additional information regarding “Reasonable Price” as it relates to the strategy utilized by the Fund.

	Response:	Registrant notes that the Fund’s name is derived from the index that the Fund tracks. Registrant also notes that the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for the Fund currently provides additional information regarding the term “Reasonable Price” as provided by the Index Provider in its description of the Russell Growth at a Reasonable Price Index. Registrant believes that this disclosure provides investors with sufficient and accurate information regarding the characteristics of the security types that comprise the Index, and in turn, also provides sufficient and accurate information regarding the characteristics of the security types typically held by the Fund. Accordingly, Registrant has not made any changes in response to this comment.

22.	Comment:	Under the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for the Russell U.S. Large Cap Contrarian ETF, please revise the disclosure to include additional information regarding “Contrarian” as a strategy utilized by the Fund.

	Response:	Registrant notes that the Fund’s name is derived from the index that the Fund tracks. Registrant also notes that the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for the Fund currently provides additional information regarding the term “Contrarian” as provided by the Index Provider in its description of the Russell Contrarian Index. Registrant believes that this disclosure provides investors with sufficient and accurate information regarding the characteristics of the security types that comprise the Index, and in turn, also provides sufficient and accurate information regarding the characteristics of the security types typically held by the Fund. Accordingly, Registrant has not made any changes in response to this comment.

23.	Comment:	With respect to the Russell Equity Income ETF, please confirm whether the Fund will invest in equity securities other than common stocks. If the Fund only invests in common stocks, the risk should be renamed “Common Stock Risk” and only describe those risks applicable to common stocks, and not equity securities in general (e.g., subordinate to preferred and debt holders in case of insolvency)

	Response:	Registrant notes that the Russell Equity Income ETF currently intends to only invest in common stocks that comprise the Index. However, the Fund may, as a result of a corporate action, hold equity securities that are not common stocks. Accordingly, Registrant believes that “Equity Securities Risk” accurately captures the types of equity securities the Fund may hold and no changes have been made in response to this comment.

24.	Comment:	Under the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for the Russell U.S. Large Cap Low P/E ETF, please revise the disclosure to include additional information regarding “Low P/E” as it relates to the strategy utilized by the Fund.

	Response:	Registrant notes that the Fund’s name is derived from the index that the Fund tracks. Registrant also notes that the Principal Investment Strategies of the Fund portion of the Risk/Return Summary for the Fund currently provides additional information regarding the term “Low P/E” as provided by the Index Provider in its description of the Russell Low P/E Index. Registrant believes that this disclosure provides investors with sufficient and accurate information regarding the characteristics of the security types that comprise the Index, and in turn, also provides sufficient and accurate information regarding the characteristics of the security types typically held by the Fund. Accordingly, Registrant has not made any changes in response to this comment.

25.	Comment:	Under the Principal Investment Strategies of the Fund portions of the Risk/Return Summaries for the Russell Small & Mid Cap Defense Value ETF and the Russell Small Cap Defensive Value ETF, please include a definition or capitalization range for Small & Mid Cap and Small Cap, respectively.

	Response:	Registrant notes that the Principal Investment Strategies of the Fund portions of the Risk/Return Summaries for the Russell Small & Mid Cap Defense Value ETF and the Russell Small Cap Defensive Value ETF each state that the Fund’s Index will be comprised of certain stocks contained within the Russell 3000 Index. Registrant believes that this approach to disclosing the market capitalization is most useful to investors as the range may change during the fiscal year. As a result, including the current market capitalization range of each Fund’s Index may mislead investors and/or provide investors with stale information about the Fund’s investment strategy. Accordingly, no changes have been made in response to this comment.

26.	Comment:	In the Additional Information Regarding the Funds’ Principal Investment Strategies section of the Prospectus, please confirm that any strategy listed has also been sufficiently and accurately summarized in the Principal Investment Strategies of the Fund portion of the Risk/Return Summary of the Prospectus, or revise accordingly.

	Response:	Registrant confirms that any strategy listed in the Additional Information Regarding the Funds’ Principal Investment Strategies section of the Prospectus has also been sufficiently and accurately summarized in the Principal Investment Strategies of the Fund portion of the Risk/Return Summary of the Prospectus.

27.	Comment:	In the Additional Information Regarding the Funds’ Principal Investment Strategies section of the Prospectus, please clarify supplementally what investment strategies are captured under the subsection “Certain Other Investments.” If this subsection is to denote non-principal investment strategies, please revise the subsection heading to state as much.

	Response:	Registrant notes that the investment strategies captured under the subsection “Certain Other Investments” are principal investment strategies, and as such, are appropriately placed within the Additional Information Regarding the Funds’ Principal Investment Strategies section of the Prospectus. Registrant believes that the placement of these strategies within such section of the Prospectus sufficiently and accurately identifies these strategies to investors as principal investment strategies. Accordingly, no changes have been made in response to this comment.

28.	Comment:	In the Additional Risk Information section of the Prospectus, please distinguish between the principal and non-principal risks for the Funds. The disclosure should clearly categorize a risk as either principal or non-principal.

	Response:	In response to this comment, Registrant has revised the introductory paragraph to the Additional Risk Information section of the Prospectus to indicate to investors that all of the risks described in the section are principal risks.

29.	Comment:	In the Additional Risk Information section of the Prospectus, please disclose the basis for the following statement: “RIMCo expects that, over time, each Fund’s tracking error will not exceed 5%.” Additionally, please also disclose the consequences to the Fund if this expectation is incorrect.

	Response:	Registrant notes that RIMCo’s expectation that, over time, each Fund’s tracking error will not exceed 5% is also found in the terms and conditions of the order allowing operation of the Funds as exchange-traded funds. As a result, Registrant does not foresee that a Fund’s tracking error will exceed such limitation. Further, Registrant believes that including additional disclosure about the basis for RIMCo’s expectation regarding tracking error and the consequences to the Fund if such expectation is incorrect may cause investor confusion and mislead investors as it is unlikely that the tracking error will exceed 5%. Accordingly, no changes have been made in response to this comment.

30.	Comment:	In the Additional Risk Information section of the Prospectus, please confirm whether the risks captured under the “Principal Risks” subheading apply to all of the funds. If they do not, please revise the disclosure to indicate the Funds to which each principal risk applies.

	Response:	Registrant has revised certain risks captured under the “Principal Risks” subheading to indicate the Funds to which it applies.

31.	Comment:	In the Additional Risk Information section of the Prospectus, please revisit the use of equivocal terms (e.g., various swap instruments) in the “Derivatives

(Futures Contracts, Options, Forwards and Swaps)” risk and clarify, in plain English, the specific types of instruments to which each term refers.

	Response:	Registrant has reviewed the “Derivatives (Futures Contracts, Options, Forwards and Swaps)” risk for use of equivocal terms. After reviewing, Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to investors. Accordingly, no changes have been made in response to this comment.

32.	Comment:	In the Additional Risk Information section of the Prospectus, please confirm supplementally whether the Funds will engage in active and frequent portfolio trading. If the Funds will engage in such trading, such activity should be disclosed as a principal risk.

	Response:	Registrant confirms that the Funds will not engage in active and frequent portfolio trading. Registrant notes that each Fund will generally trade only based on index reconstitutions. Accordingly, no changes have been made in response to this comment.

SUPPLEMENTAL PROSPECTUS COMMENTS

33.	Comment:	The Staff notes that the company “Mixed Sources” is mentioned on the back page of the Prospectus. Please indicate what services “Mixed Sources” provides and whether they have consented to use of their name in the Prospectus.

	Response:	The Forest Stewardship Council (“FSC”) Mixed Sources label identifies products manufactured with a mixture of FSC-certified material, recycled material, and controlled material. Because the Prospectus is manufactured in such a manner, the mark may be used.

34.	Comment:	In the Shareholder Fees table of the Risk/Return Summary section of the Prospectus, please revise the footnote anchored to the “Distribution (12b-1) Fees” line item to reflect that the Board has resolved that no payments pursuant to such Distribution Plan will be made through the first twelve months of the Fund’s operation. Additionally, please confirm that the “3 Years” example in the Expense table will reflect the 12b-1 fee paid under the Distribution Plan.

	Response:	Registrant has revised the footnote in accordance with this comment.

With respect to the request to confirm that the “3 Years” example in the Expense table will reflect the 12b-1 fee paid under the Distribution Plan, Registrant notes that Instruction 4(a) to Item 3 of Form N-1A allows a registrant to adjust an expense example for any expense reimbursement or fee waiver arrangement for as long as such reimbursement or arrangement is expected to continue. Registrant notes that it is currently expected that no payments will be made pursuant to the Distribution Plan for the foreseeable future. Accordingly, Registrant will not include 12b-1 fees in the “3 Years” example in the Expense table.

35.	Comment:	In the Principal Investment Strategies of the Fund portion of the Risk/Return Summary of the Prospectus, please confirm that the following statement is consistent with the terms and conditions of the order allowing operation of the Funds as exchange-traded funds: “In those circumstances, the Fund may purchase a sample of stocks in the Index.”

Response:

Registrant confirms that the cited statement is consistent with the terms and conditions of the order allowing operation of the Funds as exchange-traded funds.

Registrant notes that Part II.L.(2) of the exemptive application (“Implementation of Investment Strategy”) provides that a Fund utilizing a “replication” strategy will invest in substantially all of the securities of its Index. Registrant believes that the Fund’s purchase of a sample of stocks that comprise its Index when it is not possible or practicable to fully replicate the Index, is consistent with the exemptive application’s description of a “replication” strategy.

STATEMENT OF ADDITIONAL INFORMATION

36.	Comment:	Please confirm that all non-principal investment strategies and risks are disclosed in the SAI. Moreover, to the extent that principal risks are disclosed in the SAI, please confirm that all principal risks are also disclosed in the corresponding Prospectus or revise accordingly. Finally, please confirm that the principal and non-principal risks are appropriately distinguished from each other.

	Response:	Registrant confirms that all non-principal investment strategies and risks are disclosed in the SAIs. Registrant further confirms that all principal risks disclosed in an SAI are also disclosed in the corresponding Prospectus.

However, with respect to the Staff’s request for Registrant to confirm that the principal and non-principal risks are appropriately distinguished from each other, Registrant notes that Item 30(b) of Form N-1A does not require such a presentation in the SAI. Accordingly, Registrant has not made any changes in response to this comment.

Please call me at (617) 728-7134 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Stephen R. Ferrara
Stephen R. Ferrara

cc:	John V. O’Hanlon
Mary Beth Rhoden